UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2021

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

Table of Contents

PROVIDENT BANK 401(k) PLAN

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and the Audit Committee of Provident Financial Services, Inc. Provident Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Provident Bank 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended
December 31, 2021, and Schedule H, line 4i - Schedule of Assets (held at End of Year) as of
December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP is a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.

We have not been able to determine the specific year that we began serving as the Plan’s auditor; however; we are aware that we have served as the Plan’s auditor since at least 1996.

New York, New York
June 29, 2022

Provident Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets:
Investments, at fair value	$150,662,533	$110,898,310
Investments in fully benefit-responsive investment contracts, at contract value	12,673,385	12,252,330
Notes receivable from participants	3,057,330	2,682,948
Employer contribution receivable	29,746	40,103
Net assets available for benefits	$166,422,994	$125,873,691

See accompanying notes to financial statements.

Provident Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2021 and 2020

	2021	2020
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$22,426,016	$11,224,685
Dividend income	1,230,474	1,024,902
Interest income	203,551	220,388
Net investment income	23,860,041	12,469,975

Interest on participant notes receivable	153,179	157,448
Contributions:
Employee contributions	7,638,204	6,647,725
Employer contributions	1,134,445	1,052,505
Rollover contributions	2,182,100	836,271
Total contributions	10,954,749	8,536,501
Total additions	34,967,969	21,163,924

Deductions from net assets attributable to:
Benefits paid to participants	10,911,173	6,808,427
Administrative expenses	135,691	129,167
Total deductions	11,046,864	6,937,594
Increase in net assets available for benefits, before transfers	23,921,105	14,226,330

Transfers to the Plan from ESOP (note 1(c))	186,066	160,038
Transfers to the Plan from merged retirement plans (note 4)	16,442,132	—
Increase in net assets available for benefits, after transfers	40,549,303	14,386,368
Net assets available for benefits at beginning of year	125,873,691	111,487,323
Net assets available for benefits at end of year	$166,422,994	$125,873,691

See accompanying notes to financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)Plan Description
Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by Provident Bank (the “Bank”) and covers all eligible employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Benefits Committee of Provident Bank is the Plan administrator for the Plan and is the responsible fiduciary for managing and investing Plan assets.
The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.
(a)     Eligibility
Employees of the Bank are generally eligible to participate in the Plan on the first day of the month on or after they reach age 21 if they are actively at work on that day. If they are not actively at work on that day, they become eligible on the day they return to active employment.
(b)      Employee Contributions
Participants may elect to make tax deferred and after-tax ("Roth") contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or the Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 4% of eligible compensation. In addition, for auto-enrolled participants, the contribution percentage will be automatically increased by 1% on or around each January 1 until it reaches 10%. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the years ended December 31, 2021 and 2020 is $6,500 and $6,500 respectively. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant's catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.
(c) Employee Stock Ownership Plan (“ESOP”) Diversification - Transfers to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, will have an annual option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to diversify up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2021 and 2020, approximately $186,000 and $160,000 was transferred into the Plan, respectively, in connection with ESOP diversifications.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(d) Employer Contributions
In 2021 and 2020, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate at its sole discretion. Employer contributions effective during the Plan year but not paid until after the Plan year ended are accrued and recorded as employer contributions receivable on the statements of net assets available for benefits. As of December 31, 2021 and 2020, the Plan recorded employer contributions receivable of $29,746 and $40,103, respectively.
(e) Vesting
Participants are always fully vested in their contributions, employer matching contributions, and income or losses thereon.
(f) Notes Receivable from Participants
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account balance. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan equal to the prime rate (as published in the Wall Street Journal) as of the date of the loan application, plus 1%. As of December 31, 2021 the interest rates ranged from 4.25% to 7.50% and as of December 31, 2020, the interest rates ranged from 4.25% to 6.50%.
The Plan implemented certain provisions as allowed under the Coronavirus Aid, Relief, Economic Security Act ("CARES Act") including increasing the maximum loan amount available to an eligible participant to $100,000 or 100% of his or her vested account balance [See footnote 1(i)].

Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan custodian.
(g)     Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but may include a penalty.
Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2021 and 2020, cash dividends of $12,119 and $11,610, respectively were paid to Plan participants and are reflected as benefits paid to participants on the statements of changes in net assets available for benefits.
(h) Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, employer matching contributions, and the participant’s proportionate share, as

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.
(i)     Plan Changes
Effective January 1, 2021, the Plan was amended so former employees of SB One Bank, which was acquired effective July 31, 2020, who became Bank employees and employees of the SB One Insurance Agency subsidiary would be eligible to participate in the Plan. The Plan was further amended to remove the once a year limitation on in-service withdrawals, to immediately fully vest former SB One Bank 401(k) Plan participants in their accounts and to continue the servicing of loans acquired from the SB One Bank 401(k) Plan.
Effective January 1, 2021, the payment of contract administrator fees changed and each participant account with assets now pays a monthly fee of $5.34 to the Plan to be paid to the Record Keeper, Principal Life Insurance Company ("Principal").
Effective March 27, 2020, the U.S. Congress enacted the CARES Act. The Plan implemented certain provisions as allowed under the CARES Act including Covid-19 withdrawals of up to $100,000 of a participant's vested account balance without it being subject to a early withdrawal penalty and federal tax withholding and for the period of March 27, 2020 through September 22, 2020, the maximum loan amount available to an eligible participant was increased to $100,000 or 100% of his or her vested account balance. The Plan also adopted the suspension of Required Minimum Distributions unless requested by the participant.
(j)    Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.
(2)Summary of Significant Accounting Policies
(a)     Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").
(b)     Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(c)    Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, collective investment trusts, guaranteed investment contracts, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.
The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”), the parent company of the Bank. At December 31, 2021 and 2020, approximately 9% and 9% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the financial performance of the Company, and the market’s evaluation of such performance.
On March 12, 2020, the President of the United States declared a national emergency due to the COVID-19 outbreak. This resulted in a slowdown in economic activity, as well as significant volatility in financial markets that adversely impacted the fair market value of certain Plan assets including the Company's common stock during 2021 and 2020. Given its ongoing and dynamic nature, including potential variants, the extent of the ongoing financial impact is difficult to predict and is dependent on future developments and the responses of the federal and state governments. The extent of the impact of COVID-19 on the financial performance of the investments of the Plan will also depend on future developments, which are highly uncertain and cannot be predicted, including when and if the coronavirus can be controlled and abated, and the extent to which the economy can remain open.
(d)     Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.
(e) Investment Securities
Investment securities, other than fully benefit-responsive investment contracts, are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date.
For fully benefit-responsive investment contracts of a defined contribution plan, contract value is the relevant measurement attributable to that portion of the net assets available for benefits, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(f)      Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.
(g) Benefits Paid to Participants
Benefits are recorded when paid.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(h)     Impact of Recent Accounting Pronouncements
The Plan assessed recent accounting pronouncements, noting none that would impact the financial statements or notes to the financial statements.
(3)Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. The payment of contract administrator fees charged to each participant account with assets is equal to $5.34 per month for 2021 and $7.00 per month for 2020 paid to the Record Keeper, Principal Life Insurance Company ("Principal"). For newly eligible participants, the Bank pays the monthly contract administrator fee to Principal for their initial year of participation. A portion of investment management fees of certain funds offered by the Plan are paid by Principal in a revenue share arrangement. Participants invested in those funds receive a monthly fee rebate for revenue sharing.

(4)Plan Merger
Effective January 1, 2021, the Company merged the SB One Bank 401(k) Plan into the Plan following the completion of the merger of the Company and SB One Bank. Assets of approximately $16.0 million were liquidated on January 13, 2021 and loans of approximately $443,000 were transferred to the Plan effective January 29, 2021. Legacy SB One employees were eligible to participate if 21 years old and an active employee at the merger date. Accounts were created in the Plan with participant's SB One Bank 401(k) Plan contribution percentage prior to merger. If a Legacy SB One participant was contributing 0%, they were enrolled at a 4% contribution rate in line with the Plan opt-out provision. Legacy SB One participants were notified that they could update their contribution percentages and make investment elections up to December 29, 2020. Legacy SB One participants were notified that transferred funds and future contributions would be directed to a T. Rowe Price Target Date Fund, the Plan's Qualified Default Investment Alternative, based on their age and anticipated date of retirement if no investment direction was received.

(5)Plan Termination
Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.
(6)Federal Income Taxes
On November 4, 2016, the Plan received a favorable Determination Letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter in accordance with the IRS requirements. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(7)Investment Securities at Fair Value
Investment securities recorded at fair value at December 31, 2021 and 2020 consisted of mutual funds, collective investment trusts, and common stock issued by Provident Financial Services, Inc.
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:
Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
There have been no changes in valuation methodologies used at December 31, 2021 and 2020 and there were no transfers between levels for the years ended December 31, 2021 and 2020. The valuation methodologies used for assets measured at fair value are as follows:
Collective Investment Trusts: Measured using quoted prices in markets that are not active, and valued by the NAV of the units, based on the fair value of the underlying holdings.
Mutual funds: Mutual Funds are measured based on exchange quoted prices available in active markets.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2021 and 2020:

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

	Fair value measurements at December 31, 2021
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$60,707,054	$—	$60,707,054	$—
Mutual funds	$74,454,231	74,454,231	—	—
Provident Financial Services, Inc. common stock	$15,501,248	15,501,248	—	—
	$150,662,533	$89,955,479	$60,707,054	$—

	Fair value measurements at December 31, 2020
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$36,772,174	$—	$36,772,174	$—
Mutual funds	$62,467,759	62,467,759	—	—
Provident Financial Services, Inc. common stock	$11,658,377	11,658,377	—	—
	$110,898,310	$74,126,136	$36,772,174	$—

The Plan’s investments in mutual funds and collective investment trusts are valued and redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a redemption fee on the amount redeemed.

(8) Principal Fixed Income Option
The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. An employer-level surrender of the Plan’s interest in the Principal Fixed Income Guarantee Option or employer-initiated transfer will be subject to either a 12-month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the years ending on December 31, 2021 and 2020 was 1.55% and 1.60%, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2021 these conditions or transactions are not considered probable.
(9) Related-Party Transactions
Certain Plan investments are investment contracts or shares of fixed income and pooled separate accounts managed or issued by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from Plan assets were $135,691 and $129,167, for the years ended December 31, 2021 and 2020, respectively.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The Plan had invested $15,501,248 and $11,658,377, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2021 and 2020, respectively.
(10) Delinquent Participant Contributions
In 2022, management identified a late remittance of $1,142 related to the 2021 plan year. This amount, along with associated earnings/losses, was remitted to the plan in 2022.

(11)    Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2021 through June 29, 2022, the date the financial statements were issued, and concluded that no additional disclosures were required.

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions
December 31, 2021 and 2020

	Total that constitute nonexempt prohibited transactions
Participant contributions transferred late to Plan	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$1,142 for 2021 Plan year(1)			$1,142
(1) In 2022, management identified a late remittances of $1,142 related to the 2021 plan year. This amount, along with associated earnings/losses, was remitted to the plan in 2022.
See accompanying Report of Independent Registered Public Accounting Firm.

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021

Identity of issuer		Description of investment	Shares	Fair value
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option at contract value	877,816	$12,673,385
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2005 Trust	7,043	139,669
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2010 Fund	37,007	779,007
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2015 Trust	58,486	1,337,583
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2020 Trust	382,575	9,491,695
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2025 Trust	332,946	8,992,873
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2030 Trust	432,807	12,629,300
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2035 Trust	192,264	5,962,117
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2040 Trust	253,423	8,226,126
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2045 Trust	129,932	4,298,157
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2050 Trust	149,626	4,949,634
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2055 Trust	71,533	2,363,444
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2060 Trust	69,378	1,475,679
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2065 Trust	4,624	61,770
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	99,886	3,359,168
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity A Fund	236,361	5,195,218
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	1,258,983	16,908,144
	Columbia Funds	Registered Investment Company
		Columbia Dividend Income I Fund	281,811	8,910,862
	PIMCO	Registered Investment Company
		PIMCO Total Return	364,649	3,744,941
	American Funds Service Company	Registered Investment Company
		American Funds Europacific Growth	90,787	5,871,176
	Fidelity Management & Research	Registered Investment Company
		Fidelity US Bond Index Fund	169,742	2,033,513

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021

	Fidelity Management & Research	Registered Investment Company
		Fidelity Glb Ex US Index Fund	94,942	1,451,656
	Fidelity Management & Research	Registered Investment Company
		Fidelity Mid Cap Index Fund	70,410	2,252,429
	Fidelity Management & Research	Registered Investment Company
		Fidelity Small Cap Index Fund	117,292	3,232,573
	Fidelity Management & Research	Registered Investment Company
		Fidelity 500 Index Fund	68,218	11,277,737
	Wells Fargo	Registered Investment Company
		Wells Fargo Spl Small Cap Value I Fund	40,115	1,755,047
	Wasatch Funds	Registered Investment Company
		Wasatch Core Growth Fund	915,881	915,881
	MFS Investment Management	Registered Investment Company
		MFS Mid-Cap Growth R6 Fund	224,982	7,545,886
*	Provident Financial Services, Inc.	Common Stock	640,019	15,501,248
*	Notes receivable from participants (a)			3,057,330
	Total			$166,393,248
*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2021, the interest rate ranged from 4.25% to 7.50% with maturity dates through May 30, 2042.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(K) PLAN

by: /s/ Andrea Lustig

Andrea Lustig
On behalf of the
Plan Administrator
Senior Vice President
Provident Bank

Date: June 29, 2022

EXHIBIT INDEX

Exhibit        Description of the Exhibit

23.1    Consent of Independent Registered Public Accounting Firm

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-103041) on Form S-8 of
Provident Financial Services, Inc. of our report dated June 29, 2022, with respect to the financial statements and the supplemental schedules of the Provident Bank 401(k) Plan.

New York, New York
June 29, 2022

KPMG LLP is a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.